Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No. 1-16455)
Subject Company: Mirant Corporation (File No. 1-16107)

Third Quarter 2010 Earnings Teleconference November 3, 2010

Safe Harbors Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income, capital structure and other financial items, our plans and objectives for future operations or about our future economic performance, possible transactions, dispositions, financings or offerings, and our view of economic and market conditions. In many cases you can identify forward-looking statements by terminology such as "anticipate," "estimate," "believe," "think", "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and other similar words. However, the absence of these words does not mean that the statements are not forward-looking. Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including, but not limited to, statements about the benefits of the proposed merger involving us and Mirant Corporation, including our future financial position and operating results and the expected timing or ability to obtain necessary approvals and satisfy conditions and to complete the merger and the related financing, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emission allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness and other factors we discuss or refer to in the "Risk Factors" sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC). Our filings and other important information are also available on the Investor Relations page of our website at www.rrienergy.com. Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. This presentation contains non-GAAP measures as defined by the SEC rules. Reconciliations of these measures to the most directly comparable GAAP measures are contained herein or within our earnings release and the financial tables attached thereto, which are available, together with this presentation, on our investors page at www.rrienergy.com. To the extent required, statements disclosing the utility and purposes of these measures are set forth in Item 2.02 to our current report on Form 8-K accompanying the earnings release, which is available on our web site. Certain factors that could affect GAAP financial measures are not accessible on a forward-looking basis, but could be material to future reported earnings and cash flows.

Safe Harbors Additional Information And Where To Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between us and Mirant we filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of us and Mirant and that also constitutes a prospectus of us. The registration statement was declared effective by the SEC on September 13, 2010. We and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from our website (www.rrienergy.com) under the tab "Investor Relations" and then under the heading "Company Filings." You may also obtain these documents, free of charge, from Mirant's website (www.mirant.com) under the tab "Investor Relations" and then under the heading "SEC Filings."

Mark Jacobs President & CEO Third Quarter 2010 Earnings Teleconference November 3, 2010

Financial Review 2010 2009 2010 2009 EBITDA 212 133 212 100 Open EBITDA Adjusted EBITDA 2Q 2010 2Q 2009 YTD 3Q 2010 YTD 3Q 2009 2010 2009 EBITDA 0 -78 241 129 244 42 Open EBITDA Adjusted EBITDA 3Q 2010 2009 2010 2009 2010 2009 2010 2009 YTD YTD 3Q 2010 YTD 3Q 2009 Free Cash Flow 84 -182 Free Cash Flow 2010 2009 $ millions

Merger Progress Shareholders approved transaction Financing condition satisfied at closing $1.9 billion funded debt Approximately $800 million corporate revolver Regulatory approvals/clearance Received FERC/NY Public Service Commission Awaiting federal antitrust (DOJ review) Merger integration efforts going smoothly Closing Expected By End of 2010

Industry Landscape Market fundamentals showed improvement but remain challenging Q3 power demand up significantly due to weather Weather-adjusted power demand up reflecting improved economic conditions Gas-coal spreads narrowed on weak gas prices & flat coal prices Forward dark spreads about same level as first quarter Increasing environmental rules likely lead to improved market conditions Improved supply/demand fundamentals Higher power prices Improved gas-coal spread

Rick Dobson EVP & CFO Third Quarter 2010 Earnings Teleconference November 3, 2010

Financial Overview $ millions 3Q2010 3Q2009 Open energy gross margin $150 $58 Other margin 192 209 Open gross margin $342 $267 Operation & maintenance (excluding severance) (116) (114) General and administrative and other, net (excluding severance and merger-related costs) (14) (20) Open EBITDA $212 $133 Hedges and other items (1) (34) Gains on sales of assets and emission and exchange allowances, net 1 1 Adjusted EBITDA $212 $100 YTD 2010 YTD 2009 Operating cash flow from continuing operations $252 ($275) Change in margin deposits, net (104) 240 Adjusted cash flow provided by (used in) continuing operations $148 ($35) Capital expenditures (64) (158) Proceeds from sales of emission and exchange allowances - 19 Purchases of emission allowances - (8) Free cash flow provided by (used in) continuing operations $84 ($182)

Open Gross Margin Available Open Gross Margin Captured YTD 2009 864 752 YTD 2010 703 629 Margin available Margin captured TMCF % YTD 2009 223 190 0.87 YTD 2010 248 204 0.895 Cost/MWh Open Gross Margin captured TMCF % 4th Qtr YTD 2010 28 190 0.852 31.6 YTD 2009 30 204 0.824 20.4 Effectiveness & Efficiency Metrics ($ millions) YTD 2010 YTD 2009 Efficiency Measures Effectiveness Measure - Total Margin Capture Factor Cost/MW Open Gross Margin captured TMCF % 4th Qtr YTD 2010 33900 190 0.852 31.6 YTD 2009 34400 204 0.824 20.4 Open Gross Margin TMCF

Hedge Levels 2010E 2010E 2011E 2011E 2012E 2012E Swaps 0.36 0.36 Coal purchases 1 0.5 0.2 0.07 0.13 0.5 Options 0.0452 0.13 Hedges as a % of Expected PJM Coal Generation Swaps Options 2011E Energy Hedges 2012E Energy Hedges2 Coal purchases include Keystone, Conemaugh and Seward. 2012 options include the purchase of 12Bcfe of natural gas puts & the sale of 12Bcfe of natural gas call options. The notional value of the put option is shown. Coal Purchases1 Coal Purchases1 Added since 2Q earnings Added since 2Q earnings

2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2031 400 535 575 788 700 675 550 450 400 725 Merger Financing Merger Financing Merger Financing Merger financing condition satisfied at closing GenOn Debt Maturity Profile1 Excludes the $650 million credit facility to provide construction and permanent financing for the Mirant Marsh Landing Generating Station. The credit facility includes $500 million of construction and term debt and $150 million of letter of credit facilities. The term debt will be repaid over the ten year term of the power purchase agreement. Expected to be paid at maturity with cash on hand. New GenOn debt facilities Existing debt Revolver $ millions 2

Value Proposition Significant near-term value creation from Mirant merger driven by $150 million in annual G&A and corporate support cost savings GenOn will have an improved position with greater scale, efficiency and a stronger balance sheet Positioned to benefit from a recovery in commodity prices and supply/demand fundamentals

Appendix Third Quarter 2010 Earnings Teleconference November 3, 2010

Financial Overview $ millions YTD 2010 YTD 2009 Open energy gross margin $316 $208 Other margin 436 421 Open gross margin $752 $629 Operation & maintenance (excluding severance) (458) (424) General and administrative and other, net (excluding severance and merger-related costs) (53) (76) Open EBITDA $241 $129 Hedges and other items 1 (108) Gains on sales of assets and emission and exchange allowances, net 2 21 Adjusted EBITDA $244 $42

Generation Portfolio PJM 6,957 MW Other (Southeast) 1,911 MW 630 MW contract MISO 1,696 MW1 West (California) 3,392 MW Total Capacity 14,586 MW Coal Gas/Other 1,340 MWs of generation capacity for Avon Lake, New Castle & Niles move to PJM in June 2011.

Change ($MM) Natural gas sensitivity ($1/mmbtu) On-peak power price impact - assumes 8.5 market implied heat rate (MIHR) and all 5x16 hours are affected$1/mmbtu nat gas change x 8.5mmbtu/MWh on-peak x 4600MW coal x 4160 hrs per year x 80% economic on-peak x 85% Commercial Capacity Factor (CCF) 111 Off-peak power price impact - assumed to be negligible 0 Average on-peak and off-peak plant-to-hub congestion (PJM only)0.5 mmbtu/MWh (MIHR) congestion per $1/mmbtu nat gas move x 3300MW coal x 8760hrs x 82% economic x 87% CCF (10) Estimated net gross margin change from $1 move in natural gas 101 Coal sensitivity ($0.10/mmbtu) On-peak power price impact - assumes are not affected, while costs increase$0.10/mmbtu coal price move x 10.3 mmbtu/MWh unit heat rate x 3500 MW1 coal x 4160 hours x 85% CCF x 90% economic on-peak 11 Off-peak power price impact - assumes off-peak prices increase in line with coal cost 0 Estimated net gross margin change from $0.10 move in coal 11 Excludes Keystone, Conemaugh and Seward. Open Energy Gross Margin Sensitivities

Capacity and PPA Revenue Capacity and PPA Revenue Component of Other Margin. Approximately $27 million in 2011, $23 million in 2012 & $9 million in 2013 for Avon Lake, New Castle & Niles plants. Uncleared capacity for planning year 2012 is 822MWs and for planning year 2013 is 455 MWs. July - August uncontracted capacity. July - August uncontracted capacity. July - August uncontracted capacity. July - August uncontracted capacity. July - August uncontracted capacity.

Base Residual Auction - RRI Results Planning year is June 1 through May 31 of the following year. 2008 2008 2009 2009 2010 2010 2011 2011 2012 2012 2013 2013 PJM Zone $/MW-day $MM $/MW-day $MM $/MW-day $MM $/MW-day $MM $/MW-day $MM $/MW-day $MM EMAAC $168.85 $63 $173.72 $64 N/A N/A N/A N/A $140.06 $29 $202.48 $75 RTO $84.06 $155 $106.10 $79 $144.75 $106 $122.26 $203 $66.53 38 $25.54 $19 MAAC+APS N/A N/A $158.80 $190 N/A N/A N/A N/A N/A N/A N/A N/A MAAC N/A N/A N/A N/A $181.27 $285 $173.98 $114 $122.03 168 $187.77 $228 $218 $333 $391 $317 $235 $322 Calendar Year 2008 2008 2009 2009 2010 2010 2011 2011 2012 2012 2013 2013 PJM Zone $/MW-day $MM $/MW-day $MM $/MW-day $MM $/MW-day $MM $/MW-day $MM $/MW-day $MM EMAAC $148.80 $55 $191.32 $70 N/A N/A N/A N/A $139.73 $51 $245.00 $93 RTO $111.92 $215 $102.04 $74 $174.29 $129 $110.00 $256 $16.46 $7 $27.73 $28 MAAC+APS N/A N/A $191.32 $230 N/A N/A N/A N/A N/A N/A N/A N/A MAAC N/A N/A N/A N/A $174.29 $278 N/A N/A $133.37 $162 $226.15 $274 $270 $374 $407 $256 $220 $395 Planning Year1

Base Residual Auction Clearing Prices PY 2007 PY 2008 PY 2009 PY 2010 PY 2011 PY 2012 PY 2013 EMAAC 197.67 148.8 191.32 174.29 110 139.73 245 West North EMAAC ~ 1,000 MWs $/MW-Day PY 2007 PY 2008 PY 2009 PY 2010 PY 2011 PY 2012 PY 2013 MAAC 41 112 191.32 174.29 110 133.37 226.15 West North PY 2007 PY 2008 PY 2009 PY 2010 PY 2011 PY 2012 PY 2013 EMAAC 40.8 111.92 102.04 174.29 110 16.46 27.73 West North MAAC ~3,300 MWs RTO ~3,200 MWs1 ~3,200 MWs1 ~3,200 MWs1 $/MW-Day $/MW-Day 1. Approximately 1,200 MWs of generation capacity (UCAP) for Avon Lake, New Castle & Niles move to PJM in June 2011.

Capital Structure 9/30/10

$ millions

Gross debt	$2,361[1]
Less:	
Cash / restricted cash	(788)
Net margin deposits and cash collateral	(137)[2]
Net Debt	**$1,436**

RRI Energy, Inc.
14,586 MW

$500M revolver	-
$250M pre-funded L/C	-
Senior secured notes	$279
Senior unsecured notes	$1,300
PEDFA fixed-rate bonds	$371[3]

11,156 MW

REMA (principal)
Lease $411 (off-B/S)

3,430 MW

- Blossburg
- Conemaugh
- Gilbert
- Glenn Gardener
- Hamilton
- Hunterstown CT
- Keystone
- Mountain
- Ortanna
- Portland
- Sayreville
- Shawnee
- Shawville
- Titus
- Tolna Station
- Warren
- Werner

Debt equivalents

1. Includes $411 million off-balance sheet REMA lease. Total GAAP debt as of 9/30/10 is $1,950 million.
2. Includes $15 million related to discontinued operations and $31 million related to cash collateral.
3. Represents debt related to the Seward plant, which has a secured guarantee by RRI Energy, Inc. and certain of its subsidiaries.

21

Reg G Reconciliation $ millions $ millions Includes severance classified in operation and maintenance and general and administrative expenses. Includes merger-related costs classified in general and administrative expense.

Reg G Reconciliation $ millions $ millions